(Translation)

To Whom It May Concern:

                                                                   July 15, 2008

                                          Company Name: Toyota Motor Corporation
                                          Name and Title of Representative:
                                                    Katsuaki Watanabe, President
                                          (Code number:  7203
                                          Securities Exchanges throughout Japan)
                                          Name and Title of Contact Person:
                                            Takuo Sasaki
                                            General Manager, Accounting Division
                                            (Telephone Number:  0565-28-2121)

               Notice Concerning Granting Stock Acquisition Rights
                        for the Purpose of Stock Options

At a meeting held on July 15, 2008 (the "Meeting"), the Board of Directors of Toyota Motor Corporation ("TMC") determined the details of the terms and conditions of the issuance of rights to subscribe for or purchase shares of TMC ("Stock Acquisition Rights") for the purpose of granting stock options, pursuant to Article 236, Article 238 and Article 239 of the Corporation Act and the resolution at the 104th Ordinary General Shareholders' Meeting of TMC (the "104th Shareholders' Meeting"), and we hereby inform you as follows:

The amount of assets to be paid upon the exercise of Stock Acquisition Rights and other undetermined matters are to be decided by the allotment date of the Stock Acquisition Rights ("Allotment Date") (which is currently scheduled on August 1, 2008).

1. Reason for Issuance of Stock Acquisition Rights without Consideration

TMC will issue Stock Acquisition Rights to Directors, Managing Officers and employees, etc. of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthening TMC's international competitiveness.

2. Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

3,494,000 shares of common stock of TMC

Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with 3. below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be issued.

3. Total Number of Stock Acquisition Rights

34,940

The number of shares for purposes of Stock Acquisition Right (the "Number of Shares Granted") shall be 100; provided, however, that if TMC splits its shares (including the allotment of common stock to shareholders without consideration; hereinafter the same shall apply) or consolidates its shares after the Allotment Date, the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be adjusted according to the following formula.

 Number of shares after   =    Number of shares   x    Ratio of split
       adjustment             before adjustment      (or consolidation)

The adjustment above shall be made only to the unexercised rights remaining at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

4. Number of Stock  Acquisition  Rights to be  Granted  and  Number of  Grantees
Thereof




------------------------------------- ------------------------------------------- --------------------------
                                                                                    Total Number of Stock
         Number of Grantees            Number of Stock Acquisition Rights to be   Acquisition Rights to be
             (persons)                           Granted per Grantee                       Granted
------------------------------------- ------------------------------------------- --------------------------
Directors/Managing Officers/          Representative Directors, etc.: 400                  20,500
Senior Technical Executives           Senior Managing Directors:     300
Of TMC                                Managing Officers:   200
 (84 persons)                         Senior Technical Executives:   100
------------------------------------- ------------------------------------------- --------------------------
Employees of TMC                      Senior General Managers:       50                    10,180
(455 persons)                         Senior Grade 1:      20
------------------------------------- ------------------------------------------- --------------------------
Directors and employees, etc. of
TMC's affiliates                                        20-180                              4,260
(88 persons)
------------------------------------- ------------------------------------------- --------------------------
Total (627 persons)                                       -                                34,940
------------------------------------- ------------------------------------------- --------------------------



The number of Stock Acquisition Rights to be allotted to each grantee (the "Number of Stock Acquisition Rights to be Allotted") shall be applicable in cases where the relevant grantee has submitted an application for the subscription of Stock Acquisition Rights in the Number of Stock Acquisition Rights to be Allotted, or in a number exceeding such number, pursuant to Article 242, Paragraph 2 of the Corporation Act, and if the number of Stock Acquisition Rights the relevant grantee applies for is less than the Number of Stock Acquisition Rights to be Allotted, the allotted number shall be the number applied for by such grantee.

5. Amount Paid for Issuance of Stock Acquisition Rights

No monetary payment shall be required for the Stock Acquisition Rights issued in accordance with the resolution of the Meeting.

6. Amount of Assets to be Paid upon Exercise of Stock Acquisition Rights

The amount of assets to be paid upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price") by the Number of Shares Granted. The Exercise Price shall be as follows:

The amount obtained by multiplying the closing price of TMC's common stock in regular trading on the Tokyo Stock Exchange on the Allotment Date (if there is no transaction made on that day, then the closing price of the latest date prior to the Allotment Date on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

In addition, the Exercise Price shall be adjusted as follows:

(i) If TMC splits or consolidates its shares after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

       Exercise Price after    =    Exercise Price       x              1
             adjustment            before adjustment            ----------------
                                                                Ratio of split
                                                              (or consolidation)

(ii) If TMC issues common stock or sells treasury stock of the common stock at a price below the market price after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one
(1) yen arising therefrom shall be rounded up to the nearest one (1) yen. No adjustment shall be made, however, in the event that Stock Acquisition Rights are exercised.

                                                                                   Number of shares            Amount to be
                                                         Number of                   newly issued      x      paid per share
  Excercise Price         Exercise Price             outstanding shares    +      ----------------------------------------
 after adjustment   =    before adjustment  X                                                    Market price
                                               ---------------------------------------------------------------------------
                                                     Number of                +     Number of shares newly issued
                                                 outstanding shares


"Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold, "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be disposed."

(iii) In the event that other class of stock is allotted without consideration to the holders of common stock, shares of another company are delivered to the holders of common stock of TMC as dividends, or in any other similar instance where an adjustment of the Exercise Price is required, in each case after the Allotment Date, an appropriate adjustment shall be made to the extent reasonable.

7. Allotment Date of the Stock Acquisition Rights

August 1, 2008

8. Exercise Period of the Stock Acquisition Rights

From August 1, 2010 to July 31, 2016

9. Conditions of Exercise of Stock Acquisition Rights

(i) Each Stock Acquisition Right may not be partially exercised.

(ii) The grantee of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders' Meeting to be held for the last fiscal year ending within two (2) years after the closing of the 104th Shareholders' Meeting, be a Director, Managing Officer or an employee, etc. of TMC or its affiliate to which he or she belongs at the time such rights are granted.

(iii) The grantee of the Stock Acquisition Rights may exercise his or her Stock Acquisition Rights for up to two (2) years after the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliate to which the grantee belongs at the time such rights are granted. However, if the grantee loses such position due to retirement of office or resignation for personal reasons, or removal from office or dismissal, the Stock Acquisition Rights will expire immediately.

(iv) Stock Acquisition Rights may not be inherited.

(v) Other exercise conditions shall be provided for in the contract to be executed by and between TMC and each of the grantees of the Stock Acquisition Rights pursuant to the resolution of the 104th Shareholders' Meeting and the resolution of the Meeting.

10. Events and Conditions of Acquisition of Stock Acquisition Rights by TMC

Stock Acquisition Rights may be acquired by TMC without consideration, on a date to be determined by the Board of Directors, if the Ordinary General
Shareholders' Meeting approves a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer through which TMC will become a wholly-owned subsidiary of another company.

11. Restriction on Transfer of Stock Acquisition Rights

Transfer of Stock Acquisition Rights shall be subject to approval of the Board of Directors.

12. Matters concerning the Paid-in Capital and Capital Reserve to be Increased in connection with the Issuance of Shares upon Exercise of Stock Acquisition Rights

(i) Amount of capital to be increased in connection with the issuance of shares upon exercise of the Stock Acquisition Rights shall be half of the maximum amount of paid-in capital increase and others which is calculated in accordance with Article 40, Paragraph 1 of the Corporation Accounting Regulations, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

(ii) Amount of capital reserve to be increased in connection with the issuance of shares upon exercise of the Stock Acquisition Rights shall be an amount determined by subtracting the amount of paid-in capital to be increased provided for in the immediately preceding paragraph (i) from the maximum amount of paid-in capital increase set forth in the immediately preceding paragraph (i).

13. Handling of Fractions

If the number of shares to be issued or transferred to the grantee includes any fraction less than one (1) share, such fraction shall be rounded down.

[Reference]

(1) Date on which the Board of Directors resolved to propose the issuance of Stock Acquisition Rights to the Ordinary General Shareholders' Meeting

           May 8, 2008

(2) Date on which the issuance of Stock Acquisition Rights was resolved at the Ordinary General Shareholders' Meeting

           June 24, 2008

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